SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

Cytokinetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23282W 10 0 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23282W 10 0	13G	Page 2 of 36 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield IX, a Delaware Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power 1,781,358 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,781,358

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,781,358
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 6.3%
12.	Type of Reporting Person PN

CUSIP No. 23282W 10 0	13G	Page 3 of 36 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield IX Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power 1,875,113 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,875,113

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,875,113
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person OO

CUSIP No. 23282W 10 0	13G	Page 4 of 36 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Associates Fund IV, a Delaware Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power 93,755 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 93,755

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,755
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person PN

CUSIP No. 23282W 10 0	13G	Page 5 of 36 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Yogen K. Dalal
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power 2,031,713 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,031,713

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,031,713
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person IN

CUSIP No. 23282W 10 0	13G	Page 6 of 36 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) F. Gibson Myers, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power 2,031,713 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,031,713

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,031,713
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person IN

CUSIP No. 23282W 10 0	13G	Page 7 of 36 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Kevin A. Fong
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power 2,031,713 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,031,713

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,031,713
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person IN

CUSIP No. 23282W 10 0	13G	Page 8 of 36 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) William D. Unger
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power 2,031,713 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,031,713

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,031,713
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person IN

CUSIP No. 23282W 10 0	13G	Page 9 of 36 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Wendell G. Van Auken, III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power 2,031,713 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,031,713

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,031,713
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person IN

CUSIP No. 23282W 10 0	13G	Page 10 of 36 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) A. Grant Heidrich, III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 29,040 6. Shared Voting Power 1,875,113 7. Sole Dispositive Power 29,040 8. Shared Dispositive Power 1,875,113

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,904,153
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%
12.	Type of Reporting Person IN

Item 1.	(a)	Name of Issuer:

Cytokinetics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

280 East Grand Avenue South San Francisco, CA 94080

Item 2.	(a)	Name of Persons Filing:

Mayfield IX, a Delaware Limited Partnership

Mayfield IX Management, L.L.C.

Mayfield Associates Fund IV, a Delaware Limited Partnership

Yogen K. Dalal

F. Gibson Myers, Jr.

Kevin A. Fong

William D. Unger

Wendell G. Van Auken, III

A. Grant Heidrich, III

	(b)	Address of Principal Business Office:

c/o Mayfield Fund 2800 Sand Hill Road, Suite 250 Menlo Park, CA 94025

	(c)	Citizenship:

Mayfield IX and Mayfield Associates Fund IV are Delaware limited partnerships.

Mayfield IX Management, L.L.C. is a Delaware limited liability company.

The individuals listed in Item 2(a) are U.S. citizens.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

23282W 10 0

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 11 of 36 pages.

Item 4.	Ownership.

The information regarding ownership as set forth in Items 5-9 of Pages 2-10 hereto, is hereby incorporated by reference.

For a summary of total ownership by all Reporting Persons, see Exhibit 3 hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 12 of 36 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

MAYFIELD IX
A Delaware Limited Partnership

By:	Mayfield IX Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD IX MANAGEMENT, L.L.C.

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD ASSOCIATES FUND IV
A Delaware Limited Partnership

By:	Mayfield IX Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

YOGEN K. DALAL

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

F. GIBSON MYERS, JR.

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

KEVIN A. FONG

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

Page 13 of 36 pages.

WILLIAM D. UNGER

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

WENDELL G. VAN AUKEN, III

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

A. GRANT HEIDRICH, III

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

Page 14 of 36 pages.

EXHIBIT INDEX

Exhibit 1-	JOINT FILING AGREEMENT

Exhibit 2 -	POWERS OF ATTORNEY

Exhibit 3 -	OWNERSHIP SUMMARY

Page 15 of 36 pages.